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                               November 17, 2022

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       120 Kentucky Ave., Suite 110
       Lexington, KY 40502

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 7
                                                            Filed October 27,
2022
                                                            File No. 024-11808

       Dear Michael Behrens:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 7 to Form 1-A Filed October 27, 2022

       General

   1. We note your response to comment 1 that despite your lack of majority ownership in each of Cuvier, Raven's Lady
21, and Forever Rose, that you "act in a role akin to a general partner with complete
oversight authority and major decision rights over said co-
                                                        ownership syndicates."
However, the "Authorized Activities" and/or "Major Decisions
                                                        Rights" set forth in
each co-ownership agreement require unanimous or majority consent for the enumerated
activities/decisions, which you do not have. In this light, we note that you have a 50%
ownership interest in Cuvier, a 20% ownership interest in Raven's Lady
                                                        21, and a 25% ownership
interest in Forever Rose. Please advise. Additionally, we note that you do not have
the unilateral ability to appoint, direct, remove, or replace the trainer for each horse. While
you are able to select an administrative coordinator for Cuvier, the co-owner also selects
it own administrative coordinator, and in the event of a deadlock, the jointly-approved
trainer will make the tie-breaking decision. Please tell us how you
 Michael Behrens
My Racehorse CA LLC
November 17, 2022
Page 2
       intend to maintain control, engage in the key operating decisions, and retain the right to approve day-to-day operational matters of Cuvier, Ravens Lady 21, and Forever
       Rose when it appears that, contractually, you do not have such authority.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
November 17, 2022 Page 2
cc:       Christopher Tinen
FirstName LastName